SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

SWIFT TRANSPORTATION COMPANY
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

87074U101
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

October 30, 2015
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,582,115(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,582,115 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,515(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of the Issuer's class A common stock, par value $0.01 per share ("Class A Common Stock") and shares of the Issuer's class B common stock, par value $0.01 per share ("Class B Common Stock") held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II (as defined below), an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.5% of the total voting power as of July 31, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 53,582,115 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 53,582,115 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,515(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock and Class B Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.5% of the total voting power as of July 31, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 53,582,015 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,582,015 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,415(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A Common Stock and Class B Common Stock.  Mr. and Mrs. Moyes are co-trustees of the Moyes Trust and hold the voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

(3)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.5% of the total voting power as of February 13, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,410,167(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,410,167 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,684,616(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 32.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes 6,820,090 shares of Class B Common Stock and 2,590,077 shares of Class A Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 3,300,000 and 26,213,049 shares of Class B Common Stock held by Cactus Holding I and M Capital II, LLC (each as defined below), respectively.  The Reporting person does not have voting or dispositive power over these shares, but may be deemed to beneficially own these shares as part of a group as a result of the Reporting Person's participation in the VPF Contracts (as defined below) transactions described in Items 3 and 4 hereof.

(3)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 42.3% of the total voting power as of July 31, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 14,658,799(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,658,799(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,658,799(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 15.1% of the total voting power as of July 31, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,300,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,300,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,343,415(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 42.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock held by the Reporting Person.  Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes 14,658,799 shares of Class B Common Stock held by M Capital I (as defined below), of which the Reporting Person is a member.  The Reporting Person may be deemed to beneficially own these shares as part of a group in connection with its membership interest.

Also includes (i) 26,213,049 shares of Class B Common Stock held by M Capital I; (ii) 2,590,077 shares of Class A Common Stock and 6,820,090 shares of Class B Common Stock held by Cactus Holding II; and (iii) 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  The Reporting Person may be deemed to beneficially own these shares as part of a group in connection with the VPF Contracts transactions described in Items 3 and 4 hereof.

(3)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.5% of the total voting power as of July 31, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 26,213,049(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,213,049(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,684,616(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 32.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class A and Class B Common Stock.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
Includes (i) 2,590,077 shares of Class A Common Stock and 6,820,090 shares of Class B Common Stock held by Cactus Holding II; (ii) 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement; and (iii) 3,300,000 shares of Class B Common Stock held by Cactus Holding I.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the VPF Contracts transactions described in Items 3 and 4 hereof.

(3)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 42.3% of the total voting power as of July 31, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,871,848(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 28.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 14,658,799 and 26,213,049 shares of Class B Common Stock held by M Capital I, and M Capital II, respectively.  Certain members of these entities are trusts for which the Reporting Person serves as trustee.  The Reporting Person does not have voting or dispositive power over these shares but may be deemed to beneficially own such shares as part of a group.

(2)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 42.2% of the total voting power as of July 31, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LynDee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,871,848(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 28.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 14,658,799 and 26,213,049 shares of Class B Common Stock held by M Capital I, and M Capital II, respectively.  A certain member of these entities is a trust for which the Reporting Person serves as trustee.  The Reporting Person does not have voting or dispositive power over these shares but may be deemed to beneficially own such shares as part of a group.

(2)
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 31, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 42.2% of the total voting power as of July 31, 2015.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 7 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the "Original Statement") relates to the Class A Common Stock, par value $0.01 per share, of Swift Transportation Company, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2200 South 75th Avenue, Phoenix, Arizona 85043.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.

Item 2.	Identity and Background.

(a)           This Amendment is being filed jointly on behalf of Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust"), Cactus Holding Company II, LLC ("Cactus Holding II"), M Capital Group Investors, LLC ("M Capital I"), Cactus Holding Company, LLC ("Cactus Holding I"), M Capital Group Investors II, LLC ("M Capital II"), Michael Moyes, and LynDee Moyes Nester (collectively with Mr. and Mrs. Moyes, the Moyes Trust, Cactus Holding II, Cactus Holding I, M Capital I, M Capital II, and Michael Moyes, the "Reporting Persons").

This Amendment is specifically being filed to disclose (i) M Capital II’s entry into that certain Second Amended and Restated Transaction 1 Supplemental Confirmation (the “Amended M Capital VPF Contract”) dated October 30, 2015, by and between M Capital II and Citibank, N.A. ("CBNA"), which was executed in connection with that certain Master Terms and Conditions for Prepaid Variable Share Forward Transactions between M Capital II and CBNA, originally executed on October 29, 2013 and (ii) Cactus Holding I's entry into a separate Master Terms and Conditions for Prepaid Variable Share Forward Transactions, and the supplemental confirmation thereto, on October 30, 2015 (the "Cactus VPF Contract" and, together with the Amended M Capital VPF Contract, the "VPF Contracts"), with Citigroup Global Markets Inc. ("CGMI"). For more details regarding the VPF Contracts, please refer to Items 3 and 4 below.

The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)           The business address of the Reporting Persons is P.O. Box 1397, Tolleson, Arizona 85353.

(c)

Mr. Moyes

The principal occupation of Mr. Moyes is Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 2200 South 75th Avenue, Phoenix, Arizona 85043.

Mrs. Moyes

The principal occupation of Mrs. Moyes is homemaker.  Mrs. Moyes also is involved in civic and philanthropic commitments.  Mrs. Moyes' business address is P.O. Box 1397, Tolleson, Arizona 85353.

Cactus Holding I

Cactus Holding I is a limited liability company established under the laws of the State of Alaska.  Cactus Holding I has no principal business other than aiding in Mr. and Mrs. Moyes' asset management needs.  Cactus Holding I's business address is P.O. Box 1397, Tolleson, Arizona 85353.

Cactus Holding II

Cactus Holding II is a limited liability company established under the laws of the State of Alaska.  Cactus Holding II has no principal business other than aiding in Mr. and Mrs. Moyes' asset management needs.  Cactus Holding II's business address is P.O. Box 1397, Tolleson, Arizona 85353.

Moyes Trust

The Moyes Trust is a grantor trust established under the laws of the State of Arizona.  The Moyes Trust has no principal business other than aiding in Mr. and Mrs. Moyes' probate avoidance needs.  The Moyes Trust's business address is P.O. Box 1397, Tolleson, Arizona 85353.

M Capital I

M Capital I is a limited liability company established under the laws of the State of Delaware.  M Capital I has no principal business other than aiding in Mr. and Mrs. Moyes' and their children's asset management needs.  M Capital I's business address is P.O. Box 1397, Tolleson, Arizona 85353.

M Capital II

M Capital II is a limited liability company established under the laws of the State of Delaware.  M Capital II has no principal business other than aiding in Mr. and Mrs. Moyes' and their children's asset management needs.  M Capital II's business address is P.O. Box 1397, Tolleson, Arizona 85353.  M Capital II is owned by Mr. Moyes, Mrs. Moyes, the Moyes Trust and the Children's Trusts.  The Moyes Trust serves as the sole manager of M Capital II.  Michael Moyes is the trustee of five of the Children's Trusts, and LynDee Moyes Nester is the Trustee of the Michael J. Moyes Trust, the remaining Children's Trust.

Michael Moyes

Michael Moyes is the son of Jerry Moyes.  Michael Moyes is currently the owner of SeatNation, LLC, an entity that engages in the buying and selling of tickets to sporting events, concerts, and other entertainment events.  SeatNation, LLC's business address is 7161 East Rancho Vista Drive Unit 112, Scottsdale, Arizona 85251.

LynDee Moyes Nester

LynDee Moyes Nester is the daughter of Jerry Moyes.  Mrs. Moyes Nester is not currently employed.  In 2013 Mrs. Moyes Nester sold Athena Ltd., a salon and day spa, which she had owned and operated during the previous five years.  Athena, Ltd.'s business address is 20229 North 67th Avenue, Glendale, Arizona 85308.

(d) – (e) During the last five years, none of Mr. Moyes, Mrs. Moyes, the Moyes Trust, Cactus Holding II, M Capital I, Cactus Holding I, M Capital II, Michael Moyes, or LynDee Moyes Nester have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. and Mrs. Moyes, Michael Moyes, and LynDee Moyes Nester are citizens of the United States of America.  The Moyes Trust was established under the laws of the State of Arizona.  Cactus Holding I and Cactus Holding II were established under the laws of the State of Alaska.  M Capital I and M Capital II were established under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the predecessor to the Issuer was founded by Mr. Moyes and his family in 1966, Mr. and Mrs. Moyes and the Moyes Trust historically have made capital contributions and purchased shares with personal, borrowed, and other funds, including while a predecessor to the Issuer was public from 1990 to 2007 and in connection with its going private in May 2007.

On October 22, 2015 M Capital I transferred 3,300,000 shares of Class B Common Stock to Cactus Holding I for no consideration.

On October 30, 2015, M Capital II entered into the Amended M Capital VPF Contract.  In connection with the Amended M Capital VPF Contract, M Capital II paid CBNA $18,500,000.  The source of these funds was a cash payment from CGMI in connection with the Cactus VPF Contract as described below.  Under the Amended M Capital VPF Contract, M Capital II is required to deliver to CBNA a variable amount of stock or cash during a three trading day period at the maturity of the contract.  The number of shares of Class B Common Stock subject to the Amended M Capital VPF remains unchanged at 13,700,000.  The Amended M Capital VPF Contract did not change the terms of the Amended and Restated Transaction 2 – Supplemental Confirmation entered into between M Capital II and CBNA on February 18, 2015.

On October 30, 2015, Cactus Holding I entered into the Cactus VPF Contract in respect of 3,300,000 shares of Class B Common Stock, which were pledged by Cactus Holding I as security for its obligations under the Cactus VPF Contract.  Under the Cactus VPF Contract, Cactus Holding I is required to deliver to CGMI a variable amount of stock or cash during  three trading day period at the maturity of the contract.  In connection with the Cactus VPF Contract, Cactus Holding I received $48,300,000 from CGMI.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.

Item 4.	Purpose of Transaction.

The purposes of the VPF Contracts were to (i) extend the maturity date of M Capital II's existing contract with CBNA, thereby permitting the Reporting Persons to continue to participate in any price appreciation of the Issuer's common stock; and (ii) generate cash proceeds for the repayment of certain stock-secured obligations of Cactus Holding II, thereby effecting the release of certain shares of Class B Common Stock pledged in connection with the same.

The Amended M Capital VPF Contract matures on November 21, 2016 through November 24, 2016.  Previously the maturity occurred on November 4, 2015 through November 6, 2015.  The Cactus VPF Contract matures on November 21, 2016 through November 24, 2016.

The Amended M Capital II VPF Contract generally permits M Capital II to participate in any price appreciation in the Issuer's common stock between $22.00 and $26.40 per share.  Previously M Capital II was generally permitted to participate in any price appreciation in the Issuer's common stock between $22.54 and $34.00 per share.  The Cactus VPF Contract generally permits Cactus Holding I to participate in any price appreciation in the Issuer's common stock between $22.00 and $26.40 per share.

The foregoing description of the terms and conditions of the VPF Contracts does not purport to be complete and is qualified in its entirety by reference to the text of the Second Amended and Restated Transaction 1 – Supplemental Confirmation, Master Terms and Conditions for Prepaid Variable Share Forward Transactions, and Supplemental Confirmation, attached hereto as Exhibits 9, 10, and 11, respectively.

(a)	There is no contemplated acquisition or disposition of additional securities of the Issuer.
(b)	There is no extraordinary corporate transaction contemplated.
(c)	There is no contemplated sale or transfer of material assets by Issuer or any subsidiaries.
(d)	There is no contemplated change in board of directors or management of Issuer.
(e)	There is no contemplated change in Issuer's capitalization or dividend policy.
(f)	There is no contemplated material change in Issuer's business or corporate structure.
(g)	There is no contemplated change in Issuer's charter, bylaws, or instruments.
(h)	There is no contemplated action affecting the NYSE listing of Issuer's Common Stock.
(i)	There is no contemplated action terminating registration of Issuer's Common Stock.
(j)	There is no contemplated action similar to any enumerated in (a) through (i) above.

The shares are held by the Reporting Persons for investment purposes.  In pursuing such investment purposes, the Reporting Persons may further purchase, hold, trade, dispose, pledge, or otherwise deal in the Issuer's Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such common stock, changes in the Issuer's operations, business strategy, or prospects, or from a sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons, and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of common stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional common stock, or dispose of all the common stock beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.  The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the common stock of the Issuer.  In addition, Mr. Moyes will continue to influence the affairs of the Issuer in his capacity as the Chief Executive Officer and director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of July 31, 2015, there were 142,805,678 (1) shares of common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 60,343,515 shares of the Issuer's common stock, representing approximately 42.3%(2) of the issued and outstanding shares of common stock of the Issuer.  The filing of this amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this amendment.

Mr. and Mrs. Moyes beneficially own 60,343,515(3) shares of Common Stock, representing approximately 42.3%(2) of the issued and outstanding shares of Common Stock of the Issuer.  Mr. and Mrs. Moyes share voting and dispositive power over 53,582,115(4) shares of the Issuer's Common Stock.

Michael Moyes beneficially owns 40,871,848(5) shares of Common Stock, representing approximately 28.6%(2) of the issued and outstanding shares of Common Stock of the Issuer.
________________

1.
Includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed August 5, 2015.

2.
The percentage indicated is based upon 142,805,678 shares outstanding as of July 31, 2015, which includes 91,813,740 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2015.  With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person represent approximately 57.5% of the total voting power as of July 31, 2015.

3.
Includes 6,761,400 shares of Class A Common Stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the second anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

4.
Includes 2,590,177 shares of Class A Common Stock and 50,991,938 shares of Class B Common Stock.

Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, and (ii) shares held directly and indirectly by the Moyes Trust or entities controlled by the Moyes Trust (including Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II) and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this amended Schedule 13D.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

5.
Includes shares of Class B Common Stock held by M Capital I and M Capital II. The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, as certain members of M Capital I and M Capital II are trusts for which the Reporting Person serves as trustee.

LynDee Moyes Nester beneficially owns 40,871,848(6) shares of Common Stock, representing approximately 28.6%(2) of the issued and outstanding shares of Common Stock of the Issuer.

(c)           Transactions Effected During the Past Sixty Days:

The following transactions were with respect to shares owned by the Reporting Persons and were effected during the past sixty days.  The transactions were not effected in the open market.

On October 30, 2015, M Capital II and Cactus Holding I entered into the Amended M Capital II VPF Contract and the Cactus VPF Contract, respectively.  For additional details regarding the VPF Contracts, please refer to Items 3 and 4 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

On October 30, 2015, M Capital II and Cactus Holding I entered into the Amended M Capital II VPF Contract and the Cactus VPF Contract, respectively.  For additional details regarding the VPF Contracts, please refer to Items 3 and 4 above.

6.
Includes shares of Class B Common Stock held by M Capital I and M Capital II. The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, as a certain member of M Capital I and M Capital II is a trust for which the Reporting Person serves as trustee.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated October 7, 2013, by and among the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 3	Power of Attorney of LynDee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 4 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 9	Second Amended and Restated Transaction 1 - Supplemental Confirmation between Citibank, N.A. and M Capital Group Investors II, LLC

Exhibit 10	Master Terms and Conditions for Prepaid Variable Share Forward Transactions between Citigroup Global Markets Inc. and Cactus Holding Company, LLC

Exhibit 11	Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC

SIGNATURE

 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: October 30, 2015